Exhibit 17.1

Subsidiary Guarantors and Issuers of Guaranteed Registered Securities

Registered U.S. Bonds	Subsidiary Issuer	Parent Guarantor
7.000% Debentures due 2023	Zeneca Wilmington Inc.	AstraZeneca PLC
0.700% Notes due 2024	AstraZeneca Finance LLC	AstraZeneca PLC
1.200% Notes due 2026	AstraZeneca Finance LLC	AstraZeneca PLC
1.750% Notes due 2028	AstraZeneca Finance LLC	AstraZeneca PLC
2.250% Notes due 2031	AstraZeneca Finance LLC	AstraZeneca PLC